UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Special shareholders’ meeting held: Dario Trevisan confirmed as common representative for savings share shareholders

Rozzano (MI), 24 maggio 2019

Telecom Italia’s Special Savings Share Shareholders’ Meeting, held in Milan today, confirmed lawyer Dario Trevisan as common representative.

Mr. Trevisan will remain in office for three financial years, up to the approval of the financial statements at 31 December 2021.

His full CV is attached.

TIM Press Office

+39 06 3688 2610

https://www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

https://www.telecomitalia.com/investor_relations

Curriculum Vitae

Dario Trevisan

+390280.51.133 Fax +39028690111

trevisan@trevisanlaw.it

www.trevisalaw.it

Mr. Dario Trevisan was born in Milan Italy, May, 4th 1964, and admitted to the bar in 1991. He graduated at University of Milan (J.D.) maxima cum laude in 1988.

Practice Area: Corporate Law, Financial Markets Law, Corporate Governance practice, Litigation.

Founder and managing partner of Trevisan & Associates Law Firm which specializes in Corporate Law, Financial Markets Law, Corporate Governance practice and Litigation. Trevisan & Associates has long been providing consulting and assistance in legal matters regarding corporate governance, including advising institutional investors in their assessment on the conduct of issuers and of Board of Directors and Statutory Auditors, in respect to the international principles and local codes or in the frame of any disputes which may arise among said subjects. Trevisan & Associates is the leader in Italy with regard to institutional investors’ representation, attendance and proxy voting at the AGM called by Italian listed companies.

SPECIALIZATION AREAS

•	Corporate Law, Commercial, Banking and Financial Intermediaries

•	Bankruptcy

•	Community Law and International

•	Litigation also international

CURRENT POSITION

•	Since March 2018 member of Supervisory Committee Law 231 of “RBC Investor & Treasury Services

•	Since March 2018 member of Supervisory Committee Law 231 of “Macchia Rotonda Solar S.r.l.”

•	Since May 2017 he has been the Saving Shareholders Representative of the listed company “Buzzi Unicem”

•	Since May 2013 he has been the Saving Shareholders Representative of the listed company “Telecom Italia S.p.A”

•	Since June 2012 he has been Statutory Auditor of the “MMC S.r.l.” Group

•	Since January 2010 he was appointed Chairman and effective member of the Supervisory Committee of “Maflow Group.” in extraordinary proceeding

•

He is a member of International Council of Institutional Investors. The Council of Institutional Investors is a nonprofit association of public, union and corporate pension funds with combined assets that exceed $3 trillion. Member funds are major long-term shareowners.

•

He is a member and co-founder of International Corporate Governance Network, a global membership organisation of over 500 leaders in corporate governance based in 50 countries with a mission to raise standards of corporate governance worldwide.

•

Since 2004 - after the collapse of Parmalat Group, (Euro 22 billion of liabilities), he was appointed a member of the Supervisory Committee of “Parmalat Finanziaria S.p.A.” in extraordinary proceeding of the same and other companies of Parmalat Group.

PERFORMED ROLES

•	Since February 2018 until the completion of the Business Combination with “Net Insurance S.p.A.”, he was member of the Board of Directors of the SPAC “Archimede S.p.A.”

•	Since January 2015 until April 2018 he was the Saving Shareholders Representative of the listed company “Intesa San Paolo”

•	Since April 2014 until April 2017 he was independent non-executive member of the Board of the listed company “Vianini Industria S.p.A.”

•	Since October 2011 until April 2017 he was president of the OdV and Enterprice Risk Management of the “Dompé Farmaceutici S.p.A.”

•	Since May 2008 until August 2016 he was the Saving Shareholders Representative of the listed company “Italmobiliare S.p.A.”

•	Since June 2012 until June 2015 he was the Saving Shareholders Representative of the listed company “Unipol Sai S.p.A.”

•	Since April 2012 until April 2015 he was independent non-executive member of the Board of the “Dompé Farmaceutici S.p.A.”

•	Since September 2013 until May 2014 he has been appointed the Saving Shareholders (class “B”) Representative of the listed company “Rcs MediaGroup S.p.A”

•	Since April 2010 until June 2014 he has been appointed the Saving Shareholders Representative of the listed company “Italcementi S.p.A.”

•

Since June 2003 until April 2013 he has been a member of the Board of Directors of the listed company “Prelios S.p.A.” (former Pirelli Real Estate S.p.A.) and he has been Lead Independent Director, Chairman of the Supervisory Committee and Audit Committee of the company.

•

Since April 2010 until November 2010 he has been appointed by the Court of Milan and Ministry of Economic Development, Extraordinary Commissioner of OSC Service Center S.p.A. (owned by a listed company Omnia Network S.p.A ) declared insolvent in 2009 accounting more than 2.200 employees.

•

Since August 2006 to February 2009 he has been Chairman of “Intra Private Bank S.p.A”, a private bank incorporated under the Italian laws, having Euro 1 billion in cash deposits and asset under management.

•	Since may 2001 until 2007 he was the non convertible Saving Shareholders’ Corporate Representative of the former listed company “Marzotto & Figli S.p.A.”.

•	In 2005 he was the Saving Shareholders’ Corporate Representative of the listed company “Valentino S.p.A.”.

•

Since October 1996 until April 2003 he was a Member of the Board of Directors of the listed company “Ing. Olivetti S.p.A.” (today “Telecom Italia S.p.A.”) and he was also member of the company’s Audit Committee.

•	Since May 2000 until 2002, he has been the Saving Shareholders’ Corporate Representative of “Banca Nazionale dell’Agricoltura”.

•	In 1999 he was a member of the Board of Directors of “SNIA S.p.A.” and member of the “Top Management remuneration committee”.

In particular:

•	He contributed on legal matters regarding corporate law to “Il Sole 24 Ore”, in the column “L’Esperto risponde”.

•	He was co-author of Current trend in regulating Corporate Governance by the European Community, Euromoney Book, 2003.

•

He was member of the Group of Experts appointed by the Minister of Justice of Netherlands to propose the harmonization of the European legislation concerning the issue of the Cross Border Proxy Voting in Europe, which report has been published in June 2002 and which conclusions have been adopted by the High Level Group of Company Experts appointed by the European Commission.

Speaker and/or moderator following conferences

•

Speaker at the Conference “ICGN International Corporate Governance Network Annual Conference Milan 2018” Managing Conflict and dissenting voices on boards” organized by ICGN S.r.l in collaboration with Assogestioni e Unicredit, june 2018

•	Speaker at the Conference “Assembly Season 2018 - Governance rules and preparation of the Assemblies” organized by Paradigma Srl, febrary 2018

•	Speaker at the Conference “Il voto di lista nella governance delle società quotate” organized by Ordine dei Dottori Commercialisti e degli Esperti Contabili di Milano, april 2017

•	Speaker at the Conference “Governance rules and preparation of the Assemblies” organized by Paradigma Srl, january 2017

•	Speaker at the Conference “The corporate governance Italian banks in according of the new ownership structure: risks, opportunities and future prospects” organized by ABLP, october 2016

•	Moderator – Around Table “London Institutional Investor and Corporate Issuer Roundtable” organized by Broadridge, September 2016

•	Moderator – Around Table “Il Company Secretary – roles, tasks and responsibilities” organized by Paradigma Srl – Research and Corporate Culture, June 2016

•	Speaker – Around Table “what engagement is all about?” organized by Assogestioni, June 2016

•

Speaker at the Conference “Corporate governance and the principles of self-regulation in the light of the news 2016”, organized by Paradigma Srl – Research and Corporate Culture, June 2016: “The activist funds: new scenarios for the companies quoted on the Italian stock exchange”

•

Speaker at the Conference “Season shareholders 2016 – Experiences in 2015 and recent regulatory developments”, organized by Paradigma Srl -Research and Corporate Culture, February 2016: “The Role of Shareholders during the shareholder’s meeting in various corporate models”.

•

Moderator and co-sponsor of the organizing committee of the 15^European Corporate Governance Conference of October 2014, supported by the Italian Stock Exchange in partnership with Assonime (National Association of Italian Issuers), Assogestioni (National Association of Italian Asset Managers), Ministry of Economy and Finance of Italy and CONSOB (National Commission for Companies and the Stock Exchange), with such top speakers as Mr. Pier Carlo Padoan (Minister of Economy and Finance of Italy), Mr. Giuseppe Vegas (Chairman, CONSOB), Mr. Ugo Bassi (Director for Capital and Companies, DG Internal Market and Services, European Commission), Ms. Gabriela Ramos (Chief of Staff & G20 Sherpa, OECD), Mr. Lars-Erik Forsgard (Chairman, ECODA), Mr. Marcello Bianchi (Chairman Corporate Governance Committee OECD), Mr. Alessandro Rivera (Director General for Finalncial Sector, Department of the Treasury, Ministry of Economy and Finance) Mr. Massimo Tononi (Chairman, Mr. Borsa Italiana S.p.A.), Mr. Raffaele Jerusalmi (CEO, Borsa Italiana S.p.A), Mr. Stefano Micossi (General Director, Assonime), Mr. Fabio Galli (General Director, Assogestioni), Ms. Emma Marcegaglia (Chairman, ENI), Mr. Gabriele Galateri di Genola (Chairman, Assicurazioni Generali), Mr. Marco Tronchetti Provera (Chairman and CEO, Pirelli & C.), Mr. Antonino Cusimano (General Counsel, Head of Legal Affairs di Telecom Italia), Mr. Claudio Costamagna (Chairman, Salini Impregilo).

•

Speaker at the Conference “Corporate governance, internal controls and risk management in the new provisions of the Bank of Italy. Circular no. 285/2013 and the first update of 6 May 2014” organized by Paradigma Srl – Research and Corporate Culture, September 2014: “The Editor of Corporate Governance Project Exercise. The choices of the governance model. Role and powers of the Assembly. Description of the choices related to the organizational structure, the rights of shareholders, the financial structure, the procedures for managing conflicts of interest. Mode of connection between parent and group companies. Statutory schemes and organizational practices. The organizational changes that require significant upgrading of the project.”

•	Speaker at Conference “Shareholders’ Meeting and Corporate Governance: Proxy Seasons 2014” organized by Georgeson in Milano, July 2014.

•	Speaker at Conference “Expectations of investors and companies in the face of 21st century challenges” organized by International Corporate Governance Network (ICGN) Amsterdam, June 2014.

•

Speaker at Conference “Preparation of shareholders’ meeting 2014” organized by Paradigma S.r.l – Cultural research of enterprise – in January 2014: “Voting by proxy. The proxy voting and international practice – the supply and transmission of the proxy – Conflict of interests of the representative and substitutes – Exercise of voting by the delegate -Contents of solicitation and disclosure requirements”.

•

Speaker at Conference “Guidelines for the supplementary pension. The engagement. A responsible and sustainable investment strategy, change-oriented” organized by Forum Finanza Sostenibile in Milano – October 2013: “The proxy voting”.

•

Speaker at Conference “New rules of corporate governance and provision of the Shareholders’ Meeting Campaign of 2013” organized by Paradigma Srl – cultural research of enterprise, in January 2013: “Integration order of the day and the right to put question before the Shareholders’ Meeting”

•

Moderator and co-sponsor of the organizing committee of the ICGN Milan Conference “ICGN – Mid Year Conference Milan 2013” of March 2013, hosted by the Italian Stock Exchange and sponsored by Assogestioni (National Association of Italian Asset Managers) and Assonime (National Association of Italian Issuers), on corporate governance, with such top speakers as Mr. Massimo Tononi (Chairman, Borsa Italiana S.p.A.- Italian Stock Exchange), Mr. Ugo Bassi (Director of Capital and Companies, Director of General Internal Market and Services, European Commission, Belgium), Mr. Gabriele Galateri di Genola (Chairman, Italian Corporate Governance Committee Chairman, Assicurazioni Generali), Mr. Marcello Bianchi (Chairman of the OECD Corporate Governance Committee and Head of Corporate Governance Division, CONSOB), Mr. Stefano Micossi (Director General Assonime), Mr. Giuseppe Recchi (Chairman, ENI), Ms. Magda Bianco (Head of Law & Economics Division, Bank of Italy Research Department), Ms. Michelle Edkins, (Managing Director, Corporate Governance and Responsible Investment BlackRock), Mr. Luigi G. Zingales, (Finance professor, University of Chicago Booth School of Business), Mr. Fabio Galli (Director General, Assogestioni), with the participation of a large number of institutional foreign and Italian investors, among which, particularly, BlackRock, Fidelity, TIAA-CREF, Natixis, Jupiter, Legal & General, Newton, Norges Bank, Hermes, Railpen, but also of their advisors ISS-Institutional Shareholder Services and Glass Lewis & Co, LLC, represented by Mr. Gary Retelny (Managing Director and President of ISS) and Ms. Katherine Rabin (CEO of Glass Lewis), but also of the leading Italian issuers.

•

Moderator and Chairman of the organizing committee of the ICGN Milan Conference sponsored by the Italian Stock Exchange”, “Companies as Citizens: The role of corporate governance”, July 10-11-12, 2002, with such speakers as Prof. Luigi Spaventa, (former Chairman of Consob the Public Authority responsible for regulating the Italian securities market.), Prof. Angelo Tantazzi (Chairman of the Italian Stock Exchange), Dott. Massimo Capuano (CEO - Italian Stock Exchange), Dott. Alessandro Profumo, (CEO of Unicredit) Prof. Guido Ferrarini (Chief Independent Director of Telecom Italia), Dott. Domenico De Sole (former CEO of Gucci), Dott. Stefano Micossi (CEO of Assonime), Dott. Guido Cammarano (Chairman of Assogestioni), Dott. Riccardo Perissich (Executive of Pirelli), Prof. Luigi Bianchi (independent director of Assicurazioni Generali and including the Chairman of the Board of Directors of CalPERS and the CEO of TIAA-CREF.

•	Speaker at the Federation of European Securities Exchanges (FESE) conference, 12-13th June 2003, “Europe’s Financial Markets in a Global Setting”.

•

Speaker at the Conference on “Implementation of the “shareholders’ rights” (Directive 2007/36/EC) The shareholders meetings of listed companies - impact and organizational solutions”, Milan - 14th January 2010.

•	Speaker at the Conference on “The Annual Shareholders Meeting and Record Date (Directive 2007/36/EC)”, Milan - 10th February 2010.

•	Speaker at the Conference on “Shareholders rights - the new rules meetings, record date and statutory amendments - Directive 2007/36/EC legislative decree transposing”, Milan - 22th February 2010.

•

Speaker at the Round Table on “Corporate Governance: “What’s new for the submission of lists of institutional investors for the election of officers in listed companies” organized by Assogestioni - The Italian association of investments companies, Milan - 23th April 2010.

•	Speaker at the Conference on “Rights of shareholders of listed Company”, Milan - 27-28th May 2010.

•	Speaker at the Conference on “Shareholder Rights and assembly rules”, Milan - 12th October 2010.

•	Speaker at the Conference on “Bank of Italy and Consob regulations on proxy voting”, Milan - 17th November 2010 - Borsa Italiana London Stock Exchange Group.

•	Speaker at the Workshop on “The proxy voting agent of the Shareholders’ Listed Companies”, Milan - 23th February 2011, Borsa Italiana London Stock Exchange Group.

•	Speaker on “Shareholders meeting of the Listed Companies”, 23rd-24th March 2011.

•	Speaker on “Governance of Corporate Audit and the Companies administrative liabilities”, 30th-31st March 2011.

•	He attended the Meeting “Looking Ahead” organized by CII Council of Institutional Investors in Washington, the 3rd-4th April 2011.

•	He contributed, during the years 2011-2012, on the project of World Bank Group “The Investing Across Borders Project 2012”

•

Speaker at “Global Shareholders Activism” Conference, Paris - May 2008, Institutional Investors Educational Foundation including Senator Paul Sarbanes, and Chief Justice Myron T., Steele of Delaware United States.

•

Speaker at “Corporate Internal Audit and new liabilities” PriceWaterhouseCoopers Conference, Rome - February 2008, including Lamberto Cardia Chairman of Consob, Alfonso dell’Isola, Maurizio Eufemi, Paolo Ielo, Massimo Mantovani, Andrea Monorchio, Giancarlo Montedoro, Alessandro Pajno, Roberto Pinza, Mario Saricinelli, Paierangelo Schiavi, Paola Severino di Benedetto, Antonio Taverna, Luisa Torchia, Andrea Zoppini.

•	He attended the Meeting “What does the future hold for active shareholders?” organized by ICGN International Corporate Governance Network in Amsterdam, the 2nd-3rd March 2009.

•

Speaker at the Conference on “Market’s Rules or Rule’s Market?”, Milan - October 2006 - PriceWaterhouseCoopers and Arel, including Antonio Taverna, Luisa Torchia, Andrea Zoppini, Roberto Nicastro, Carmine Di Noia, Carolyn Dittmeier, Massimo Bertolini, Roberto Pinza, Pierangelo Schiavi, Maurizio Faroni, Valter Lazzari and Gabriele Villa.

•

Speaker at the Conference on “Quality and transparence of companies information”, Verona – April 2005, including Marco Bongiovanni, Giorgio Brunetti, Enzo Cardi, Stefano D’Angelo, Ranieri De Marchis, Franco Ferrarini, Luca Giacomelli, Fabio Innocenzi, Alessandro Lai, Gian Pietro Leoni, Sandro Salvati.

•	Speaker on “IPE & Multi Pensions Conference”, Amsterdam - December 2005.

•

Speaker at Round Table on “The Law reform of Banche Popolari”, Milan –2005 – PriceWaterHouseCoopers, including Emilio Zanetti, Carlo Fratta Pasini, Roberto Pinza, Michele Vietti, Andrea Zoppini, Giuseppe Pirola.

•

Speaker at Round Table on “Corporate Governance, the role of institutional investors and financial stakeholder finanziari”, Mantova -October 2004, including Mauro Bongiovanni, Guido Cammarano, Maurizio Faroni, Fabio Innocenzi, Alessandro Lai, Giuseppe Menzi, Stefano Preda, Ruggero Ruggeri, Sandro Salvati, Giuliano Tagliavini, Antonio Taverna and Bruno Tosoni.

•

Speaker at Round Table on “The administrative- criminal liability of the unlimited liabilities companies in the Groups ” –PriceWaterHouseCoope, including Maurizia Angelo Comneno, Giovanni Armone, Guido Fagiani, Antonio Fiorella, Francesco Greco, Franco Lagro, Carmine Lavanda, Roberto Pinza, Vincenzo Pontolillo, Mario Sarcinelli, Paola Severino Di Benedetto, Michele Vietti, Andrea Zoppini.

•	Speaker at Council of Institutional Investors (C.I.I.) on “Corporate governance developments internationally”, Spring 2004.

•	Speaker at Round Table on “Global Shareholders Activism Conference 7 eu”, Paris – 15th-16th May 2008 - Institutional Investor Education Foundation.

•

Speaker at the Conference on “The non-competition agreement and unfair trade practice in the distribution of financial services and products. Unfair practice of Financial Promoters. The new rules and regulations governing the non-competition agreement”.

•	Speaker at the “short” master course on “The role and profession of investment consultants”.

•	Speaker at the Council of Institutional Investors (C.I.I.) on “Global corporate governance and investment issues”, Spring 2001.

•	Speaker at the “Locafit BNL Group” convention.

•	Speaker at the Conference on “Il Leonardo:Asset Management and the Euro: the New Frontiers of Financial Analysis”.

•	Speaker at the Conference on “The new tax treatment of financial transactions and usage of benchmark”.

•	Speaker at the Conference of the International Corporate Governance Network (I.C.G.N.) on “Proxy Contests”, Paris.

•	Speaker at the course on “The regulations governing financial markets”.

•	Speaker at the Conference on “B.O.C. and securities of privatized companies: the protection of investors’ and user’ rights”.

•	Speaker at the Conference on “The internal audit of enterprises” -National Chartered Accountants and Fiscal Advisors Association.

•	Speaker at the Conference on “Cross Border Insolvency”, Milan - 8th May 2009 - AVRIO Meeting.

•	Speaker at the Conference on “Record Date” Directive 2007/36/CE”, Milan - 21st May 2009.

•	Speaker at the Conference on “The Ordinary and Extraordinary Shareholders Meeting. The reform of Corporate law and the new EU rules”, Milan - 22-23rd October 2009.

April 2019

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the three months ended March 31, 2019 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager